

PennEngineering®

2003 Annual Report

Founded in 1942 PennEngineering is a global company with world headquarters in Danboro, PA, USA. Our Company has three business units: PennEngineering® Fastening Technologies (fasteners), PennEngineering® Motion Technologies (motors), and Arconix Group (distribution and logistics). PennEngineering companies provide design, product, and inventory management solutions worldwide for diverse industries, including electronics, computer, data/telecom, medical, automotive, marine, aircraft, and general manufacturing.

PennEngineering®

*Logos shown are the property of their respective companies.

Financial Highlights

Dollars in thousands	2003	2002	2001	2000	1999
Net Sales	**$ 190,747**	$ 150,801	$ 188,178	$ 264,563	$ 198,074
Gross Profit	**54,455**	46,582	58,758	93,463	62,553
Operating Income	**6,466**	4,394	13,282	41,563	24,760
Income Taxes	**1,542**	326	3,063	13,175	8,610
Net Income	**4,883**	3,987	9,280	27,464	17,090
Capital Expenditures	**3,386**	2,816	13,083	13,174	11,453
Depreciation and Amortization	**10,587**	10,931	11,710	10,518	8,901
Total Assets	**236,124**	224,979	228,826	209,996	201,544
Stockholders' Equity	**191,600**	183,217	180,426	176,288	152,880
Working Capital	**69,508**	76,022	80,545	78,536	74,490

PennEngineering – Lines of Business

Distribution 27%

Arconix Group operates facilities in the United States, Mexico, United Kingdom, China, and Singapore and is a global distribution and services organization offering a single source of supply for entire families of fastening, component, electronic hardware, and safety products. The business unit provides comprehensive logistical and inventory management services within the respective domestic territories.



Fasteners 50%

PennEngineering® Fastening Technologies develops and manufactures PEM® self-clinching and broaching fasteners, SI® inserts for plastics, and Atlas™ SpinTite®, MaxTite®, and Plus+Tite™ blind threaded inserts. Fastener installation equipment includes PEMSERTER® automatic and manual precision presses, In-Die and robotics capabilities, and the StickScrew® System for small-screw insertion.

Motors 23%

PennEngineering® Motion Technologies designs and manufactures brush-commutated and brushless DC servomotors and gearmotors under the PITTMAN® brand and hybrid stepper motors under the MAE™ brand. PITTMAN brand-name motor products include LO-COG® brush-commutated DC motors and gearmotors and ELCOM® brushless DC motors and gearmotors utilizing slotted and slotless design technology.

To Our Stockholders

In 2003 all business operating segments experienced gains in income sales, and earnings per share for the year. In addition, the Company's balance sheet remained strong and, most significantly, dividends wer disbursed regularly and without interruption to our stockholders.

In 2003, as we began our 61st year of continuous service, we were fully cognizant of how dramatically the business landscape has been altered in recent years and how complex the global marketplace has become. Some organizations have performed better than others. And to their credit, those with staying power possess an ability to recognize and seize opportunities at every turn. Those entities benefited from strong leadership, sound business strategy, and the sustained encouragement and support of employees, customers, selling partners, and stockholders.

We are pleased to report that in 2003 our Company stands proudly among those enjoying continued success.

Rewarding Year

In 2003, our proactive approach toward our businesses reinforced and advanced the Company's position and performance. All business segments experienced double-digit revenue growth as well as gains in operating income (not including other income). Our balance sheet continues to exhibit the ongoing financial strength of the Company, demonstrated by an earnings per share growth of 22% over the prior year.

Strategic Decisions

Key strategic decisions in 2003 resulted in improved performance of our Company. One of those decisions was the reorganization and subsequent renaming of Fastening and Motor business units to create two dedicated operating groups, PennEngineering Fastening Technologies and PennEngineering Motion Technologies. These initiatives unified the Company's related products, technical resources, and service capabilities under organizations offering total solutions to better serve our diverse customer base.

The formation of these new operating groups further provided an opportunity to communicate and offer value-added capabilities and expertise, in addition to high-quality products. We also launched a *fastener+* platform within the Fastening Technologies group with the central message that our Company is uniquely positioned to organize an array of integrated resources to help our customers remain competitive.

And similarly, in 2004, we will be introducing a *motion+* platform within our Motion Technologies group that will incorporate all of our motor technologies, drive electronics, encoding capabilities, and engineering resources under one umbrella.

To further our product offerings and expand market share, the Company acquired M.A.E. S.p.A of Offanengo, Italy (through its holding company Maelux SA). The acquisition strengthens the Company's motor-manufacturing capabilities, adds stepper motor technology to our already broad offerings of DC motors, and improves technical support to our global customer base.

Our distribution unit, Arconix Group, continues to expand its global presence with the opening of its Shanghai, China facility. And they have, for the first time, introduced products carrying the Arconix®



Kenneth A. Swanstrom and Martin Bidart

Our lobby at world headquarters showcases a mural of business logos representing many of the companies we have been privileged to serve over the decades.

brand. This move into branded products will allow increased business opportunities, while broadening the Arconix® name recognition and influence.

Noteworthy

Other achievements helped promote our success in 2003 and the prospects for future growth. As three examples, our Web sites were enhanced to improve their usefulness as engineering resources, new fasteners and motors were launched, and innovations in equipment and tooling complemented our abilities to serve customers as a full-service resource.

Our commitment to quality was documented by our earning upgraded ISO-9001 international quality standards recognition for the design and manufacture of most of our products.

Transitions

Two distinguished gentlemen retired from the Board of Directors, Thomas M. Hyndman, Jr., after 29 years of service, and Willard S. Boothby, Jr., after 19 years of service. We are indebted to both of these individuals for their long-standing wisdom, guidance, and friendship.

We welcomed Andrew B. Williams as a newly elected member of the Board of Directors. Mr. Williams is President of Philadelphia International Advisors, LP, an investment management firm in partnership with Glenmede Trust Company. In view of his experience and financial background, which includes both retail and institutional investment management, the participation of Mr. Williams on our Board is highly appreciated.

And as the year ended, a dedicated and valued member of our Company announced his plans to retire in early 2004. Kent R. Fretz, President of PennEngineering Motion Technologies, joined our Company's then-PITTMAN division almost 30 years ago in 1975. We will miss his many contributions and wish him well. Succeeding Mr. Fretz, is Ronald J. Bean, who joined our motor segment in 1993, and was named Vice President and General Manager of the business unit.

In Conclusion

Throughout the year, we were heartened by progress made, promises fulfilled, and the ongoing loyalty and support within our Company family. You, our stockholders, provided the investment to secure our success. Our objective in the year ahead is to remain attuned to all opportunities that will allow us to meet and exceed all of your expectations.

Kenneth A. Swanstrom
Chairman and CEO

Martin Bidart
President and COO

Our products serve a broad range of customers. Beyond applications in electronics-related manufacturing, our products are specified for uses ranging from automotive airbags to medical imaging equipment.

Fasteners

ELECTRONICS
- Chassis for computers and servers
- Instrumentation
- Control panels
- Computer peripherals
- Audio/Visual equipment

APPLIANCES
- Refrigerators
- Beverage dispensing machines
- Heavy appliance leveling legs
- Commercial washers and dryers

TELECOM
- Power supplies
- Satellite systems
- Antenna systems
- Cellular base stations
- Cell phones
- Electrical switchgear

AUTOMOTIVE
- Airbags
- Motorcycle seats
- Aftermarket accessories
- Dashboard electronics
- Heavy trucks
- Security systems

COMMERCIAL AVIATION
- Seating
- Galley equipment
- General avionics
- In-flight entertainment

FOOD SERVICE
- Liquid dispensing devices
- Cooking equipment
- Vending machines

MEDICAL EQUIPMENT
- Infant incubators
- Imaging equipment
- Blood analyzers
- Monitoring devices
- Wheel chairs
- Laboratory sterilizers

RECREATIONAL EQUIPMENT
- Marine equipment
- Fitness equipment
- Golf carts
- Gaming machines
- Bicycles

MATERIAL HANDLING EQUIPMENT
- Optical sorting systems
- Packaging machinery
- Conveyer equipment
- Bar code readers

OTHER
- ATMs
- Ticket dispensers
- Scientific devices
- Lottery machines
- Lawn and garden equipment
- Steel utility poles

Motors

DATA STORAGE
- Bank data storage systems
- Web site data storage systems

ROBOTIC TRANSPORT SYSTEM
- Semiconductor manufacturing
- Office automation

MEDICAL EQUIPMENT
- Blood analyzers
- Dialysis machines
- Peristaltic pumps
- EMT vehicle based aspirators
- Blood separators

ELECTRONIC EQUIPMENT
- ATMs
- Highway toll ticket dispensers
- Parking garage ticket readers
- Postage machines
- Currency counters

COMMERCIAL AVIATION
- Seat adjusters

HOBBY INDUSTRY
- "Go-To" telescope mounts

OTHER
- Embroidery equipment
- Professional grooming equipment
- Credit card manufacturing process
- Remote controlled security cameras
- Professional computer-driven lighting equipment

Distribution

MANUFACTURERS
- Computers
- Peripherals
- Aerospace guidance systems
- Cell phones
- Contract circuit board manufacturers
- Sheet metal fabricators
- Electronic monitoring devices
- Treadmills
- Elliptical trainers


Brushless and DC Motors
Distribution
Stepper Motors
Inserts for Plastics
Blind Threaded Inserts
Self-Clinching Fasteners

Fasteners



Self-clinching fasteners for metal | Panel access hardware
Broaching fasteners for PC boards | Inserts for plastics
Small-screw installation systems | Blind threaded inserts
Automated installation equipment

PennEngineering Fastening Technologies serves as a single source for fastening solutions, offering the hardware, equipment, and technical services and support to satisfy assembly needs from design through production.

With fastening-related products and systems unified under one organization in 2003, we were able to apply and optimize our focused expertise to key customer industries, including electronics, computer, data/telecom, medical, automotive, marine, aircraft, and general manufacturing. The reorganization further enabled us to unify and upgrade software and hardware systems serving the unit. We expect economies and efficiencies to follow.

Our product brands remain well-respected and well-regarded around the world. Fastener brands include PEM self-clinching and broaching fasteners, SI inserts for plastics, and Atlas SpinTite, MaxTite, and Plus+Tite blind threaded inserts. Fastener installation equipment brands include PEMSERTER automatic and manual precision presses and the StickScrew System for small-screw insertion.

Among innovations in 2003, we offered a patented "anti cross-thread" design to our family of PEM threaded access hardware. This allows our customers to realize the benefits of self-aligning threads, including improved productivity on the assembly line during fastener installation.

In originating new products, our inroads into "non-traditional technologies" in fastener production have provided us with cost-effective and solution-oriented methods to manufacture hardware that otherwise could not exist utilizing conventional means. As recent examples, our R&D initiatives have paved the way for fasteners made from a wide range of diverse processes including powdered metal, stamping, extrusion, and injection molding.

To this day we serve as the only self-clinching fastener manufacturer in the world to market and sell fastener-installation equipment, tooling, and related expertise, and we continue to drive home this distinction to all of our customer industries.

Advanced equipment we can now offer customers incorporates "smart" tooling and software, automation, robotics integration, in-die installation, and emerging fastener installation technologies. We support these capabilities worldwide with top-notch service and a highly-trained sales force.

In terms of our manufacturing operations, PennEngineering Fastening Technologies/Europe in Galway, Ireland (acquired in February 2001) continues to contribute to our success. In addition to increasing our screw-machine capability, this location has enabled us to serve our growing European customer base in a timely and cost-effective manner.

Besides our comprehensive lines of catalogued hardware and equipment, "custom solutions" became an operating byword for us in 2003. As a result, we have been able to add value for customers and solidify our longstanding position as an industry resource and leader. □

Profiles in Solutions

In 2003 the formation of PennEngineering Fastening Technologies provided us with a new platform to extend both the meaning and the methods inherent in our unique systems approach to customer assembly challenges.

With our newly integrated capabilities in hardware, equipment, and design engineering, we sought to communicate how we are best equipped to arrive at the best possible solutions for a customer, regardless of industry or assembly application.

Our thinking led us to originate and launch the *fastener+* concept.

Adopting this concept and its philosophy, today we are able to underscore clearly how all of our product, application, and automation experience can be focused on a specific requirement for the benefit of both customer and application.

Solutions derived from *fastener+* resources can be uniquely engineered in concert with a customer's particular assembly and production goals and can add value to their products and manufacturing processes.

For our customers, *fastener+* shows the way to gain a competitive advantage and suggests that regardless of challenge, we can deliver a quick and practical solution.

Motors



Customized Brush-commutated
DC motors / Brushless DC motors
Gearmotors / Control electronics
Hybrid stepper motors

PennEngineering Motion Technologies provides comprehensive motor products, technical support, and service capabilities to all customer industries. These include data storage, medical/biotech, semiconductor, automation, packaging, commercial aviation, and others requiring high performance and reliability.

The new organization formed in 2003 unified PITTMAN and MAE brand motor products and resources under one operating group. Brands offered under the PennEngineering Motion Technologies name include PITTMAN LO-COG brush-commutated and ELCOM brushless DC motors and gearmotors and MAE hybrid stepper motors.

Our MAE acquisition in February of 2003 represented an extremely good strategic fit for our Company. In one decisive action, we gained stepper motor technology and products along with an established European manufacturing site.

Once the acquisition was completed, we hit the ground running by organizing and hosting an extensive "MAE Technical Training and USA Sales Launch" program for all of our authorized engineering representatives.

Noteworthy innovations in 2003 involving PITTMAN products included On-Motor drive/control electronics and feedback devices. This offers a completely integrated solution for commutation and motor control and adds value in motor performance and packaging.

Our ability to offer such options represents an exciting evolution for us as we continue to support motor products with sophisticated technology and design expertise. Our customers gain enhanced product performance and cost-savings, and we gain a competitive edge. In the case of On-Motor controls, customers now know they can turn to us for designs featuring fewer components, allowing for smaller, lighter packages; enhanced motor control; wide speed ranges; splash-proof electronics; elimination of complex motor-to-amplifier connections; lower cable costs; over-current control; sealed electronics; and higher efficiencies.

This was the first full year of operation for our European sales office based in Bournemouth, U.K. The location was established to better serve our European distributor network and major customers throughout Europe.

In 2003 we also launched a European Express product-delivery program, similar to our existing program in the United States. This offers customers same or next-day shipment opportunities for a wide range of our motor products.

Companies in our industry must especially be able to demonstrate that they are nimble, responsive, customer-oriented, and powered by experience to solve customer challenges. These challenges often prove unique to an application. In 2003 we continued to turn challenges into success stories. □

Profiles in Technology

All permanent magnet DC motors (represented by our PITTMAN brand product line) convert electrical energy into mechanical energy through the interaction of two magnetic fields. One field is produced by a permanent magnet assembly; the other is produced by an electrical current flowing in the motor windings.

The dynamics between these two fields results in a torque that tends to rotate the armature. As the rotor turns, the current in the windings is commutated, or switched, to produce a continuous torque output.

Brush-commutated DC motors rely typically on copper graphite brushes to achieve commutation. Brushless DC motors (BLDCs) utilize a permanent magnet rotor, wound stator, and, instead of brushes, achieve commutation electronically using Hall devices to sense rotor position. BLDC motors utilize slotted or slotless design technology, each with advantages, depending on application requirements.

Hybrid stepper motors (represented by our MAE brand product line) combine the operating principles of two motor types (Variable Reluctance and Permanent Magnet Can stepper motors). Hybrid stepper motors are usually utilized in open loop control systems for low-speed applications where high torque is desired.

Distribution



Distribution / Logistics management
Vendor managed inventory for fasteners and electronic-hardware and safety products

Arconix Group is our global distribution and services organization offering a single source of supply for entire families of fastening, component, electronic hardware, and safety products. The manufacturers that we are comprised of are leaders in their respective industries.

Arconix customers are comprised of an increasingly diverse range of industries, including electronics (computers, peripherals, cell phones, contract manufacturers, and sheet metal fabricators), medical, recreational, automotive, aerospace, and industrial.

Our overriding goal is to provide one-stop shopping with just-in-time delivery to reduce a customer's total cost of procurement. To reach this goal in 2003 we expanded our product offerings, optimized our inventory levels, and added inside sales resources where necessary to assist customers in the design and product selection process.

The strategic decision this year to introduce hardware carrying the Arconix brand is expected to reap significant and long-term rewards and further bolster our presence as a leader in quality product supply and service.

Offering true global supply chain solutions, Arconix continues to grow worldwide with full stocking facilities in the United States, Mexico, United Kingdom, Singapore, and, most recently, China. Full technical capabilities are available at all Arconix sites.

Arconix offers a full range of logistical and on-site inventory management services. Our VMI (Vendor Managed Inventory) programs enable our customers to reduce their total costs through our economies of scale, engineering representation, and quality departments.

As we pursued a wide range of growth initiatives in 2003, we have remained steadfast in our belief that Arconix can make a tangible difference in a customer's operation by improving inventory control and component availability; preventing line-down scenarios; boosting employee productivity; and identifying cost-reduction opportunities.

Customers in today's complex environment have come to expect and demand much more from their distribution partners. They seek unprecedented service, support, and solutions, and we have been pleased to note that an increasing number of companies select Arconix to deliver engineered products and technical services when and where needed. □

Profile of Services

Our value engineering expertise enables us to team with product design engineers in selecting product and then supplying prototype quantities on demand.

We further assist in identifying cost-reduction opportunities by applying a quantifiable value-engineering analysis to a customer's requirements. We are equipped at all sites to test components to specifications and for performance.

Among inventory management services, Automatic Replenishing Control Systems (ARCS®) can improve in-house inventory, product availability, profits, and productivity. With Electronic Data Interchange (EDI), orders can be placed and inventory can be checked via the Internet through a secured network. Our Bin Stocking programs ensure timely component availability. Arconix Bar Coding capabilities support delivery and receipt of orders, reduce errors in order-processing, and enable lot traceability.

For real-time ordering information and robust reporting, Arconix utilizes a sophisticated Enterprise Resource Planning (ERP) system.

We can provide contract pricing; customer "kitting" services for pre-packaging products or systems utilizing multi-sourcing capabilities; continuous cost reduction analyses; and pre-delivery inspections.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Management's discussion and analysis of results of operations and financial condition provides an account of the Company's financial performance and financial condition that should be read in conjunction with the accompanying consolidated financial statements. It includes the following sections:

- Consolidated Results
- Business Segment Results
- Liquidity and Capital Resources
- Accounting Policies and Estimates
- Quantitative and Qualitative Disclosures About Market Risk
- *Forward-Looking Statements*

CONSOLIDATED RESULTS

Overview

The following tables set forth for the periods indicated certain information derived from the Company's consolidated statements of income expressed in dollars and as a percentage of total net sales.

Years Ended December 31,	2003		2002		2001	
(Dollars in thousands)						
Net Sales						
Fasteners	$ 96,030	50.3%	$ 77,581	51.5%	$ 113,238	60.2%
Distribution	51,871	27.2	41,644	27.6	40,902	21.7
Motors	42,846	22.5	31,576	20.9	34,038	18.1
Total	$ 190,747	100.0%	$ 150,801	100.0%	$ 188,178	100.0%
United States	$ 113,908	59.7%	$ 101,268	67.2%	$ 131,676	70.0%
Foreign	76,839	40.3	49,533	32.8	56,502	30.0
Total	$ 190,747	100.0%	$ 150,801	100.0%	$ 188,178	100.0%
Total Company						
Gross Profit	$ 54,455	28.5%	$ 46,582	30.9%	$ 58,758	31.2.%
Selling, general and administrative expenses	47,989	25.2	42,188	28.0	45,476	24.2
Operating income	6,466	3.4	4,394	2.9	13,282	7.1
Net income	4,883	2.6	3,987	2.6	9,280	4.9

2003 vs. 2002

Consolidated net sales increased 26.5% from 2002 to 2003. Business conditions improved in 2003 for all Company business segments and in all regions. In the United States, economic trends were positive and that region continued to be our largest revenue producer. Sales volume increased in all business segments while average selling prices increased slightly as a result of the weaker dollar. Our most recent acquisition, M.A.E. S.p.A (MAE), which was acquired on February 5, 2003, contributed $9.7 million of revenue in 2003 and helped to increase our percentage of foreign sales to 40% of consolidated net sales.

Consolidated gross profit increased 16.9% from 2002 to 2003. As a percentage of sales, however, consolidated gross margins decreased from 30.9% in 2002 to 28.5% in 2003. All business segments experienced increases in wages and employee benefit costs that contributed to the decline in gross margin percentage. The cost for employee medical insurance increased 17.8% from 2002 to 2003, while the cost for the Company's contribution to employee retirement plans increased 26.4%.

Consolidated selling, general, and administrative (SG&A) expenses for 2003 increased 13.8% from 2002 to 2003; however, as a percent of sales, SG&A decreased from 28.0% in 2002 to 25.2% in 2003. In addition to the increased cost for wages and benefits as mentioned above, software and hardware rental and maintenance costs increased 15.0% and insurance costs increased 23.1% from 2002 to 2003.

Because of our continued strong cash position during 2003, approximately $17.8 million of debt was repaid which resulted in a decrease in interest expense from $845,000 in 2002 to $782,000 in 2003. In addition, the weaker dollar resulted in increased currency gains of approximately 37% from 2002 to 2003. The Company's effective tax rate, which was unusually low in 2002 due to an increased tax benefit from foreign-source income, increased to 24%, resulting in an increase in the provision for income taxes from $326,000 in 2002 to $1.5 million in 2003.

2002 vs. 2001

Consolidated net sales decreased 19.9% from 2001 to 2002. The major markets served by the Company in all business segments experienced a steep decline during the second half of 2001 and showed only modest signs of recovery during 2002. In addition, we initiated a program to reduce worldwide fastener inventory levels to better balance current demand. As a result, sales volume decreased while average selling prices remained stable in light of current economic conditions.

Consolidated gross profit decreased 20.7% from 2001 to 2002. Due to the decreasing sales volume, we continued cost reduction programs that were started in late 2001, which included a workforce reduction of approximately 13.2% during 2002. Gross profit margins were also negatively impacted by the inventory reduction program which resulted in under used capacity as production was curtailed.

Consolidated SG&A expenses decreased 7.2% from 2001 to 2002. Included in the SG&A expense for 2001 was approximately $1.2 million of severance costs incurred in connection with the closing of our Virginia manufacturing facility in December 2001 as well as $1.4 million of goodwill amortization. We incurred approximately $428,000 of costs to establish our new distribution centers in Mexico and China in 2002. Also, we continued to install our distribution software system at our Arconix sites around the world, resulting in greater depreciation expense in 2002.

Consolidated net income for 2002 was $4.0 million, versus $9.3 million for 2001. In 2002, we benefited from favorable foreign currency exchange rates that resulted in income of approximately $411,000. The effective income tax rate decreased in 2002 compared to 2001 mainly due to an increased tax benefit from our foreign-source income.

BUSINESS SEGMENT RESULTS

Overview

The Company operates in three reportable business segments. Our Fastener Technologies segment, which accounted for 50.3% of consolidated net sales in 2003, includes the operations of PEM Fastening Systems, PennEngineering Technologies, (Europe) Ltd., and Atlas Engineering, Inc. This segment manufactures and sells PEM® brand and Atlas® brand fasteners, and PEMSERTER® fastener insertion machines. Our Motion Technologies segment, which accounted for 22.5% of consolidated net sales in 2003, consists of the Pittman operation which manufactures and sells Pittman® brush and brushless dc motors, and the MAE operation in Offenango, Italy, which manufactures and sells brush, brushless, and stepper dc motors. Our Distribution segment, which accounted for 27.2% of consolidated net sales in 2003, consists of the Arconix Group which sells a portion of our own manufactured products as well as complementary products from other manufacturers.

In total, the sale of fasteners and fastener-related products, including Arconix Group products, accounted for 77.5% of total product sales in 2003 compared to 79.1% in 2002 and 81.9% in 2001. Of the total 2003 fastener sales, telecommunications and datacommunications markets accounted for 28%, computer markets accounted for 20%, automotive markets accounted for 9%, and the remaining balance was distributed among other markets including medical, security, networking, and gaming. Motors are marketed in North America and Europe primarily through independent distributors and sales representatives. Of the total 2003 motor sales, data storage markets accounted for 24%, medical/biotech markets accounted for 15%, computer imaging markets accounted for 7%, semiconductor markets accounted for 7%, and the balance was distributed among other markets including industrial automation, transportation, hobbyist, and other commercial and industrial products.

Fastening Technologies

2003 vs. 2002

Within the Fastening Technologies segment, sales volume to outside customers increased 21.6% from 2002 to 2003 while the average selling price increased approximately 4.3%. As the business climate improved in all markets served by the Company, distributors gradually replenished inventory levels. The Company's average selling price increased mainly as a result of the weaker dollar. Gross profit increased 26.1% in 2003 compared to 2002. The segment was able to maintain its gross profit margins in spite of increasing wage and benefit costs through productivity improvements as well as increased plant and machinery utilization. In addition, the segment was able to satisfy the increasing global demand for its products in Europe and Asia as well as lower costs by utilizing its Ireland production facility as well as outsourcing some manufacturing to sources within Asia.

2002 vs. 2001

Net sales to outside customers decreased 31.5% from 2001 to 2002. This segment was adversely affected as distributors throughout the United States and Europe curtailed purchases as they reduced their inventories from unusually high levels. Gross profits decreased 35.3% in 2002 compared to 2001 as the decline in sales led to under used capacity as production was curtailed.

Motion Technologies

2003 vs. 2002

The Motion Technologies segment's net sales to outside customers increased 35.7%. Sales from this segment's most recent acquisition (MAE) amounted to $9.7 million or approximately 85.8% of the total sales increase. The number of motors sold from the Pittman operation increased 6.4% from 2002 to 2003 while the average selling price remained the same. This segment's gross profit increased 16.7% from 2002 to 2003. The segment was unable to realize the full effect of planned savings from outsourcing certain sub-assemblies that would have offset the wage and benefit increases. As a result, gross margins declined from 28.3% of sales in 2002 to 24.1% of sales in 2003.

2002 vs. 2001

Net sales to outside customers decreased 7.2% from 2001 to 2002. The number of motors sold decreased 11.3% in 2002 compared to 2001 while the average selling price increased 4.6% during the same period. The largest sales declines occurred in data storage and semiconducter markets, which were most affected by the 2001 recession. The gross profit margin remained the same from year to year as this segment was able to reduce costs by outsourcing certain sub-assemblies.

Distribution

2003 vs. 2002

Within the Distribution segment, net sales to outside customers increased 24.6% from 2002 to 2003. By geographic region, sales in North America (approximately 46.0% of total segment sales in 2003) increased 6.6% from 2002 to 2003, sales in Europe (approximately 18.3% of total segment sales in 2003) increased 13.4% from 2002 to 2003, while sales in the Asia-Pacific region (approximately 35.7% of total segment sales in 2003) increased 69.9% from 2002 to 2003. This segment benefited from increased ordering activity in both the computer market in Asia and the automotive market in Europe. Gross profit increased 10.7% in 2003 compared to 2002. The gross profit margin as a percent of sales however decreased from 28.2% in 2002 to 25.1% in 2003 as increased freight and duty costs as well as inventory reserve adjustments negatively impacted gross profit. SG&A expenses increased 8.9% from 2002 to 2003 due to increased wages and benefits as well as increased costs to bring the Shanghai, China distribution facility into full operation including implementation of our distribution software system in both Singapore and China.

2002 vs. 2001

Sales to outside customers increased 1.8% from 2001 to 2002. This increase was due to a 42.3% increase in sales in the Asia-Pacific region while sales in North America declined 8.6% and sales in Europe declined 4.5%. We opened a new distribution warehouse in Shanghai, China in 2002 to serve the market growth in the Asia-Pacific region more effectively. Gross profit decreased 9.9% from 2001 to 2002. This decrease was due to the shift in sales to the Asia-Pacific region where margins are lower due to greater freight and duty costs. This segment incurred approximately $428,000 of costs to establish our new distribution centers in Mexico and China in 2002. Also, we continued to install our distribution software system at our Arconix sites around the world, resulting in greater depreciation expense in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at December 31, 2003 were $8.4 million compared to $20.9 million at December 31, 2002. Working capital totaled $69.5 million at December 31, 2003 compared to $76.0 million at December 31, 2002.

Net cash of $21.2 million was provided by operating activities for the year ended December 31, 2003 compared to $24.1 million provided by operating activities for the year ended December 31, 2002. The Company continues to generate cash from further reductions in overall inventory levels. However, as sales volume increases, the level of accounts receivable also has increased, particularly in the Asia-Pacific region where payment terms are generally longer than domestic payment terms. There has been a strong focus on improved accounts receivable collections and on managing world wide inventory levels during 2003. This focus will continue into 2004.

Net cash used in investing activities totaled $14.0 million for the year ended December 31, 2003 compared to $2.2 million for the year ended December 31, 2002 due mainly to the acquisition of MAE in February 2003 for $10.7 million. The Company spent $3.4 million for capital additions in 2003 of which approximately half was for machinery upgrades and additions at the Company's manufacturing facility in Ireland. The Company will continue to exercise caution with its capital expenditures during the coming year until signs of a solid economic recovery are realized.

Net cash used in financing activities totaled $20.1 million for the year ended December 31, 2003 compared to $9.3 million for the year ended December 31, 2002. Because of the decreased capital expenditures, the Company repaid short-term debt in both years. Despite the economic downturn and its impact on our earnings, our strong cash and working capital position have allowed for the continued payment of cash dividends of $4.2 million for the year ended December 31, 2003.

The Company's main contractual obligations are the repayment of its short-term debt and the payment of operating lease commitments covering certain automobiles, office space, and office equipment. The following table represents the significant contractual cash obligations of the Company as of December 31, 2003.

Contractual Cash Obligations	Total	Due in 2004	Due in 2005	Due in 2006	Due in 2007	Due in 2008	Thereafter
(Dollars in thousands)							
Debt	$ 12,215	$ 9,042	$ 577	$ 577	$ 577	$ 577	$ 865
Operating leases	2,603	1,126	797	407	240	31	2
Total contractual cash obligations	$ 14,818	$ 10,168	$ 1,374	$ 984	$ 817	$ 608	$ 867

We anticipate that existing capital resources and cash flow generated from future operations as well as existing short-term lines of credit will enable us to fully fund our current level of operations and our planned growth for the foreseeable future.

ACCOUNTING POLICIES AND ESTIMATES

The Company has identified a number of its accounting polices that it has determined to be critical. These critical accounting policies primarily relate to financial statement assertions that are based on the estimates and assumptions of management and the effect of changing those estimates and assumptions could have a material effect on our financial statements. The following is a summary of those critical accounting policies.

Inventories

The Company's domestic fastener inventories are priced on the last-in, first-out (LIFO) method of accounting. Other inventories, representing approximately 79% and 69% of total inventories at December 31, 2003 and 2002, respectively, are priced on the first-in, first-out (FIFO) method. Reserves are recorded for obsolete, excess, and slow-moving inventories based on management's estimates about future demand and market conditions. At December 31, 2003, our inventory balance of $48,512,000 was net of a reserve for obsolete, excess, and slow-moving inventories of approximately $3,512,000. At December 31, 2002, our inventory balance of $56,458,000 was net of a reserve for obsolete, excess, and slow-moving inventory of approximately $2,423,000. If the estimated reserves for obsolete, excess, and slow-moving inventories are not sufficient based on actual future demand, additions to the reserves may be required.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for trade receivables for which collectibility is uncertain. At December 31, 2003 and 2002, this allowance was approximately $886,000 and $830,000, respectively. In estimating uncollectible accounts, we consider factors such as current overall economic conditions, industry-specific economic conditions, and historical and anticipated customer performance. While we believe that our processes effectively address exposure for doubtful accounts, changes in the economy, industry, or specific customer conditions may require adjustments to the allowance.

Goodwill

As discussed in Note 4 to our Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS No. 142") "Goodwill and Other Intangible Assets" on January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. At December 31, 2003, we had $41,844,000 in goodwill. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In estimating the fair value of the reporting units with recognized goodwill for the purposes of our fiscal 2003 financial statements, we made estimates and judgments about the future cash flows of these reporting units. Our cash flow forecasts were based on assumptions that are consistent with the plans and estimates we are using to manage the underlying businesses. In addition, we made certain judgments about allocating shared assets to the balance sheet for those reporting units. Based on our estimates, we have concluded that there is no impairment of our goodwill. However, changes in these estimates could cause one or more of the reporting units to be valued differently in the future.

Pensions

The Company accounts for its defined benefit pension plan in accordance with FASB No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," which requires that amounts recognized in the financial statements be determined on an actuarial basis. The most significant elements in determining our pension expense are pension liability discount rates and the expected return on plan assets. The pension discount rate reflects the current interest rate at which pension liabilities could be settled at the end of the year. At the end of each year, we determine the discount rate to be used to discount plan liabilities. In estimating this rate, we look to rates of return on high-quality, fixed-income investments. At December 31, 2003, we determined this rate to be 6.25%. Historically we have assumed that the expected long-term rate of return on plan assets will be 8.00%, and this expected rate of return has been used for many years. Because in the last two years pension plan assets have earned substantially less than 8.00%, we reduced the expected long-term rate of return to 7.00% in 2003. Should the downward trend in return on pension assets continue, future pension expense would likely increase. The net effect of changes in the discount rate, as well as the effect of differences between the expected return and the actual return on plan assets have been deferred in accordance with FASB No. 132 and will ultimately affect future pension expense.

Derivative Instruments and Hedging

The Company manages risks associated with foreign exchange rates and interest rates with derivative instruments. The Company does not use derivative instruments for trading or speculative purposes and only uses derivatives when there is an underlying exposure. The evaluation of hedge effectiveness is subject to assumptions based on the terms and the timing of the underlying exposures. All derivative instruments are recognized in the Consolidated Balance Sheet at fair value, which is generally based on quoted market prices.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates and interest rates. The Company has manufacturing and sales activities in foreign locations. The Company currently manufactures its products in the United States, Ireland, and Italy and sells those products in those markets as well as throughout Europe, North America, and the Asia-Pacific region. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's operating results are primarily exposed to changes in exchange rates between the U.S. dollar and the Euro, British pound sterling, and Singapore dollar. Generally, when the U.S. dollar strengthens against these foreign currencies, the value of nonfunctional currency sales decreases. When the U.S. dollar weakens, the value of functional currency sales increases.

To mitigate a portion of the short-term effect of changes in the exchange rate between the U.S. dollar and the Euro and British pound sterling on the Company's sales, the Company regularly hedges forecasted sales by entering into foreign exchange contracts. The Company's risk management objective is to reduce its exposure to the effect of changes in exchange rates on sales revenue over quarterly time horizons. To a certain extent, foreign currency rate movements also affect the Company's competitive position compared to non-U.S. based competitors. The Company's foreign currency risk policies entail entering into foreign currency derivative instruments only to manage risk, and not as speculative investments.

Annually, the Company's financial officers approve the outlook for expected currency exchange rate movements, as well as the policy on desired future foreign currency cash flow positions (i.e., long, short, balanced) for those currencies where there is significant activity. These officers receive reports on open foreign currency hedges on a regular basis. Expected future cash flow positions and strategies are continuously monitored. Foreign exchange practices, including the use of derivative financial instruments, are reviewed with the Audit Committee of the Company's Board of Directors at least annually.

At December 31, 2003, the Company has foreign exchange contracts to deliver €12,000,000 for U.S. dollars at various dates during 2004. As a result of the weakening of the U.S dollar against these currencies since the date the contracts were entered into in 2003, the fair value of these contracts is $(2,288,000) at December 31, 2003. Such amount is included in accrued expenses and accumulated other comprehensive income (loss) in the December 31, 2003 Consolidated Balance Sheet. The ultimate gain or loss on the contracts will be recognized in 2004 earnings when the forecasted sales occur or when it becomes probable that the forecasted sales will not occur.

Considering both the forecasted 2004 cash flows from sales denominated in a foreign currency and the foreign currency derivative instruments in place at December 31, 2003, a hypothetical 10% weakening of the U.S. dollar relative to all other currencies would not materially adversely affect expected 2004 earnings or cash flows. This analysis is dependent on actual non-functional currency sales during 2004 occurring within at-least 90% of the budgeted forecasts. The effect of the hypothetical change in exchange rates ignores the effect that this movement may have on other variables including competitive risk. If it were possible to quantify this competitive impact, the results could well be different from the sensitivity effect mentioned above. In addition,it is unlikely that all currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others strengthen.

The fair values of the Company's bank loans are not significantly affected by changes in market interest rates. The change in fair value of the Company's long-term debt resulting from a hypothetical 10% change in interest rates is not material.

FORWARD-LOOKING STATEMENTS

Forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 under the Private Securities Litigation Reform Act of 1995, are made throughout this Management's Discussion and Analysis. The Company's results may differ materially from those in the forward-looking statements. Forward-looking statements are based on management's current views and assumptions, and involve risks and uncertainties that significantly affect expected results. For example, operating results may be affected by external factors such as: changes in laws and regulations, changes in accounting standards, fluctuations in demand in markets served by the Company, particularly the computer and telecommunications markets, fluctuations in the cost and availability of the supply chain resources, and foreign economic conditions, including currency rate fluctuations.

Selected Financial Data

Years Ended December 31,	2003	2002	2001	2000	1999
(Dollars in thousands except per share amounts)					
Net sales	$ 190,747	$ 150,801	$ 188,178	$ 264,563	$ 198,074
Cost of products sold	136,292	104,219	129,420	171,100	135,521
Provision for income taxes	1,542	326	3,063	13,175	8,610
Net income	4,883	3,987	9,280	27,464	17,090
Capital expenditures	3,396	2,816	13,083	13,174	11,453
Depreciation and amortization	10,587	10,931	11,710	10,518	8,901
Total assets	236,124	224,979	228,826	209,996	201,544
Long-term debt	3,173	—	12,000	—	15,000
Stockholders' equity	191,699	183,217	180,426	176,288	152,880
Working capital	$ 69,508	$ 76,022	$ 80,545	$ 78,536	$ 74,490
Number of employees (at year end)	1,267	1,166	1,344	1,657	1,489
Number of stockholders of record (at year end):					
PNN	575	591	510	487	525
PNNA	329	347	355	373	407
Average number of common shares outstanding used to compute per share information (in thousands)[1]					
Basic	17,439	17,375	17,268	17,152	17,276
Diluted	17,557	17,605	17,647	17,424	17,307
Per share information[1]:					
Net income — basic	$ .28	$ .23	$ .54	$ 1.60	$ .99
Net income — diluted	.28	.23	.53	1.58	.99
Stockholders' equity	10.99	10.54	10.45	10.28	8.85
Dividends declared	.24	.28	.32	.26	.24

(1) Share and per share information is adjusted to reflect a two-for-one stock split on May 1, 2001.

2003 Quarters Ended	Mar. 31	June 30	Sept. 30	Dec. 31	Total Year
(Unaudited, dollars in thousands except per share amounts)					
Net sales	$ 44,814	$ 47,439	$ 46,321	$ 52,173	$ 190,747
Gross profit	12,574	12,999	13,593	15,289	54,455
Net income	540	1,320	1,477	1,546	4,883
Net income per share-basic	.03	.08	.08	.09	.28
Net income per share-diluted	.03	.08	.08	.09	.28
Dividends declared per share	.06	.06	.06	.06	.24
Market prices per share:					
Common Stock (PNN)					
High	11.77	15.35	17.16	19.25	19.25
Low	10.25	11.95	12.80	15.43	10.25
Class A Common Stock (PNNA)					
High	11.31	13.61	15.50	17.25	17.25
Low	10.85	10.80	11.50	13.80	10.80

2002 Quarters Ended	Mar. 31	June 30	Sept. 30	Dec. 31	Total Year
(Unaudited, dollars in thousands except per share amounts)					
Net sales	$ 35,331	$ 38,004	$ 38,112	$ 39,354	$ 150,801
Gross profit	11,308	11,374	12,117	11,783	46,582
Net income	371	988	1,000	1,628	3,987
Net income per share-basic	.02	.06	.06	.09	.23
Net income per share-diluted	.02	.06	.06	.09	.23
Dividends declared per share	.08	.08	.06	.06	.28
Market prices per share:					
Common Stock (PNN)					
High	20.45	20.10	16.91	15.22	20.45
Low	14.73	14.95	8.68	10.00	8.68
Class A Common Stock (PNNA)					
High	19.20	18.90	16.25	13.30	19.20
Low	15.00	15.80	11.00	9.98	9.98

The Common Stock and Class A Common Stock of Penn Engineering & Manufacturing Corp. are traded on the New York Stock Exchange. Symbols: PNN and PNNA.

Consolidated Balance Sheets

December 31, (Dollars in thousands)	2003	2002
Assets		
Current Assets:		
Cash and cash equivalents	$ 8,361	$ 20,927
Short-term investments	228	233
Accounts receivable (less allowance for doubtful accounts—2003, $886; 2002, $830)	37,629	25,373
Inventories	48,512	56,458
Refundable income taxes	2,129	1,939
Other current assets	1,881	1,641
Total current assets	98,740	106,571
Property – at Cost:		
Land and improvements	9,112	8,687
Buildings and improvements	42,856	43,887
Machinery and equipment	132,908	122,297
Total	184,876	174,871
Less accumulated depreciation	93,774	88,202
Total property – net	91,102	86,669
Goodwill, net	41,844	27,047
Other Assets	4,438	4,692
Total Assets	$ 236,124	$ 224,979
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 6,865	$ 3,817
Bank debt	9,042	20,000
Dividends payable	1,052	1,042
Accrued Expenses:		
Profit sharing	2,104	—
Payroll and commissions	3,040	3,087
Other	7,129	2,603
Total current liabilities	29,232	30,549
Accrued Pension Cost	1,192	3,778
Deferred Income Taxes	10,927	7,435
Long-Term Bank Debt	3,173	—
Stockholders' Equity:		
Common Stock– authorized 50,000,000 shares of $.01 par value each; Issued 14,942,645 shares in 2003 and 14,784,482 shares in 2002	150	148
Class A Common Stock — authorized 10,000,000 shares of $.01 par value each; Issued 3,544,050 shares in 2003 and 2002	35	35
Additional paid-in capital	42,573	40,682
Retained earnings	148,906	148,211
Accumulated other comprehensive income	6,022	227
Total	197,686	189,303
Less cost of treasury stock–956,368 shares in 2003 and 2002	(6,086)	(6,086)
Total stockholders' equity	191,600	183,217
Total Liabilities and Stockholders' Equity	$ 236,124	$ 224,979

See the accompanying notes to consolidated financial statements.

Years ended December 31,	2003	2002	2001
(Dollars in thousands except share and per share amounts)			
Net sales	$ 190,747	$ 150,801	$ 188,178
Cost of products sold	136,292	104,219	129,420
Gross profit	54,455	46,582	58,758
Selling expenses	22,146	19,621	20,799
General and administrative expenses	25,843	22,567	24,677
Operating income	6,466	4,394	13,282
Other (expense) income:			
Interest income	128	322	295
Interest expense	(782)	(845)	(985)
Other, net	613	442	(249)
Total other (expense) income	(41)	(81)	(939)
Income before income taxes	6,425	4,313	12,343
Provision for income taxes	1,542	326	3,063
Net income	$ 4,883	$ 3,987	$ 9,280
Net income per share basic	$ .28	$ .23	$ .54
Weighted average shares outstanding	17,439,010	17,375,497	17,268,300
Net income per share diluted	$ .28	$ .23	$ .53
Weighted average shares outstanding	17,439,010	17,375,497	17,268,300
Net effect of dilutive securities	217,570	229,764	379,116
Total shares outstanding used in computing diluted earnings per share	17,656,580	17,605,261	17,647,416

See the accompanying notes to consolidated financial statements.

Statements of Changes in Consolidated Stockholders' Equity

(Dollars in thousands, except per share amounts)	Common Stock	Class A Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2000	$ 146	$ 35	$ 37,646	$ (5,436)	$ 145,339	$ (1,442)	$ 176,288
Net income for 2001					9,280		9,280
Increase in unrealized investment loss reserve						(2)	(2)
Foreign currency translation adjustment						(1,390)	(1,390)
Comprehensive income — total							7,888
Dividends declared — $.32 per share					(5,529)		(5,529)
Stock issued under employee stock purchase plan and stock option plan	1		1,778				1,779
Balance at December 31, 2001	147	35	39,424	(5,436)	149,090	(2,834)	180,426
Net income for 2002					3,987		3,987
Decrease in unrealized investment loss reserve						84	84
Foreign currency translation adjustment						3,603	3,603
Unrealized loss on derivative instruments, net						(626)	(626)
Comprehensive income — total							7,048
Dividends declared — $.28 per share					(4,866)		(4,866)
Stock issued under employee stock purchase plan and stock option plan	1		1,258				1,259
Purchase of treasury stock				(650)			(650)
Balance at December 31, 2002	148	35	40,682	(6,086)	148,211	227	183,217
Net income for 2003					4,883		4,883
Increase in unrealized investment loss reserve						(3)	(3)
Foreign currency translation adjustment						6,774	6,774
Unrealized loss on derivative instruments, net						(976)	(976)
Comprehensive income — total							10,678
Dividends declared — $.24 per share					(4,188)		(4,188)
Stock issued under employee stock purchase plan and stock option plan	2		1,891				1,893
Balance at December 31, 2003	$ 150	$ 35	$ 42,573	$ (6,086)	$ 148,906	$ 6,022	$ 191,600

See the accompanying notes to consolidated financial statements.

Years ended December 31,	2003	2002	2001
(Dollars in thousands)			
Cash Flows from Operating Activities:			
Net income	$ 4,883	$ 3,987	$ 9,280
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	10,584	10,918	10,267
Amortization	3	13	1,443
Deferred income taxes	79	1,592	995
Foreign currency transaction (gains) losses	(12)	(414)	933
Loss on disposal of property	192	31	284
Loss on disposal of investments	—	137	—
Changes in assets and liabilities, net of acquisitions:			
(Increase) decrease in accounts receivable	(7,248)	1,922	16,035
Decrease (increase) in inventories	12,075	5,857	(14,880)
(Increase) decrease in refundable income taxes	(305)	3,656	(5,404)
Decrease in other current assets	102	155	3,439
Decrease in other assets	238	500	500
(Decrease) increase in accounts payable	(152)	(364)	(6,920)
Increase (decrease) in accrued expenses	3,341	(1,696)	(3,536)
Decrease in accrued pension costs	(2,586)	(2,156)	(31)
Net cash provided by operating activities	21,154	24,138	12,405
Cash Flows from Investing Activities:			
Property additions	(3,386)	(2,816)	(13,083)
Acquisitions of businesses (net of cash acquired)	(10,665)	—	(16,707)
Additions to available-for-sale investments	—	(46)	—
Proceeds from sale of held-to-maturity investments	—	—	2,344
Proceeds from sale of available-for-sale investments	—	531	—
Proceeds from sale of property	31	130	243
Net cash used in investing activities	(14,020)	(2,201)	(27,203)
Cash Flows from Financing Activities:			
Net short-term debt (repayments) borrowings	(17,772)	(4,664)	9,881
Long-term debt borrowings	—	—	12,000
Issuance of common stock	1,893	1,259	1,779
Dividends paid	(4,178)	(5,210)	(4,143)
Acquisition of treasury stock	—	(650)	—
Net cash (used in) provided by financing activities	(20,057)	(9,265)	19,517
Effect of exchange rate changes on cash	357	(166)	152
Net (decrease) increase in cash and cash equivalents	(12,566)	12,506	4,871
Cash and cash equivalents at beginning of year	20,927	8,421	3,550
Cash and cash equivalents at end of year	$ 8,361	$ 20,927	$ 8,421
Supplemental Cash Flow Data:			
Cash paid during the year for:			
Income taxes	$ 1,516	$ 246	$ 6,728
Interest	782	845	985

See the accompanying notes to consolidated financial statements.

Note 1: Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of PennEngineering and its wholly owned subsidiaries. All significant inter-company transactions and balances are eliminated in consolidation.

Short-Term Investments

Management determines the appropriate classifications of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Bonds and commercial paper investments are classified as held-to-maturity as the Company has the positive intent and ability to hold the securities to maturity. Bonds are stated at amortized cost. Securities not classified as held-to-maturity have been classified as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. The fair value of all securities is determined based upon the current value quoted on public exchanges. Investments are classified as short-term if the maturities at December 31 are less than one year.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined through an analysis of the aging of accounts receivable and assessments of risk that are based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company evaluates the past-due status of its trade receivables based on contractual terms of sale. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

The Company's domestic fastener inventories are priced on the last-in, first-out (LIFO) method, at the lower of cost or market. Other inventories, representing approximately 79% and 69% of total inventories at December 31, 2003 and 2002, respectively, are priced on the first-in, first-out (FIFO) method, at the lower of cost or market.

Property

Depreciation is calculated under the straight-line method over the estimated useful lives of the respective assets, generally 3-5 years for tooling and computer equipment, 10-15 years for furniture, fixtures, and machinery, and 25-40 years for buildings. Maintenance and repairs are charged to income and major renewals and betterments are capitalized. At the time properties are retired or sold, the cost and related accumulated depreciation are eliminated and any gain or loss is included in income. As of December 31, 2001, the Company ceased operations at its Suffolk, Virginia fastener manufacturing plant and has reclassified $2,014,000 and $2,192,000 from property to other assets at December 31, 2003 and 2002, respectively. This amount represents the net book value of the building which is currently held for sale. Depreciation expense was recorded in 2003 because the building was not sold during the year. The Company expects that the building will be sold in 2004.

Goodwill

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets" on January 1, 2002. Goodwill and certain other intangible assets having indefinite lives, which were previously amortized on a straight-line basis over 20 years, are no longer permitted to be amortized to earnings, but instead are subject to periodic testing for impairment. Accumulated amortization was $2,905,000 and $2,834,000 at December 31, 2003 and 2002, respectively. The change in the accumulated amortization resulted from fluctuations in foreign currency exchange rates. The Company tests goodwill for impairment using the two-step process prescribed by SFAS No. 142 for its three reporting units, which are the same as its operating segments (Note 13). The first step tests for potential impairment, while the second step measures the amount of impairment, if any. The Company uses a discounted cash flow analysis to complete the first step in this process.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on deposit, cash in excess of daily requirements, which is invested in overnight repurchase agreements, and other interest-bearing accounts withdrawable on a daily basis.

Research and Development Costs

The Company expenses all research and development costs as incurred.

Foreign Currency Translation

The effect of translating the financial statements of the Company's foreign subsidiaries is recorded as a separate component of other comprehensive income (loss) in the consolidated financial statements. All assets and liabilities are translated at the year-end exchange rate while all income and expense accounts are translated at the weighted average rate for the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments

At December 31, 2003, the Company has the following financial instruments: cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses, and long and short-term bank debt. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their fair value because of their short-term nature. Short-term investments include available-for-sale securities whose carrying value approximates fair value based on quoted market prices. The carrying amounts of the bank debt approximate fair value because the interest rates are reflective of rates that the Company would be able to obtain on debt with similar terms and conditions.

Capital Stock

The Company's capital stock consists of $.01 par value Common Stock and $.01 par value Class A Common Stock. Holders of Class A Common Stock have one vote per share, while holders of Common Stock have no votes. All other rights of the Common Stock and Class A Common Stock, including rights with respect to dividends, stock splits, the consideration payable in a merger or consolidation, and distributions upon liquidation, are the same.

Revenue Recognition

The Company's revenues are recorded at the time the products are shipped and title has passed to the customer.

Shipping and Handling Costs

Shipping and handling costs are included in cost of products sold.

Concentrations of Credit Risk

The Company has operations and affiliates in the United States, the United Kingdom, Ireland, Italy, Singapore, Mexico, and China. The Company performs ongoing credit evaluations of its customers' financial condition, and except where risk warrants, requires no collateral. The Company may require, however, prepayment terms for certain customers. Short-term investments are placed with high credit quality financial institutions. The Company limits the amount of credit exposure in any one institution or single investment.

Accounting for Stock Options

The Company follows Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB 25, if the exercise price of stock options granted equals or exceeds the market price of the underlying common stock on the date of grant, no compensation expense is recognized. Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") requires pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model.

The following assumptions were used in the Black-Scholes option-pricing model:

	2003	2002	2001
Expected life	6 years	6 years	6 years
Dividend yield	1.5%	2.0%	2.0%
Assumed volatility	34.0%	33.0%	30.0%
Risk-free interest rate	3.6%	3.6%	4.4%

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation costs for the Company's plans been determined based on the fair value at the grant date for awards under these plans consistent with the method of SFAS No. 123, the impact on the Company's financial results would have been as follows:

(Dollars in thousands except per share amounts)	2003	2002	2001
Net income as reported	$ 4,883	$ 3,987	$ 9,280
Pro forma compensation cost, net of tax	(1,125)	(1,175)	(1,130)
Pro forma net income	3,758	2,812	8,150
Basic earnings per share:			
As reported	$ .28	$ .23	$ .54
Pro forma	.22	.16	.47
Diluted earnings per share:			
As reported	.28	.23	.53
Pro forma	.21	.16	.46

Net Income Per Share

Basic and diluted earnings per share are calculated in accordance with FASB Statement No. 128, "Earnings Per Share." Basic earnings per share is calculated by dividing net income by the weighted average shares outstanding for the year, and diluted earnings per share is calculated by dividing net income by the weighted average shares outstanding for the year plus the dilutive effect of stock options. All share and per share amounts have been adjusted to account for the two-for-one stock split in the form of a 100% stock dividend that was issued on May 1, 2001.

Derivative Instruments and Hedging Activities

The Company accounts for its derivative instruments and hedging activities under the provisions of Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair value hedges in which the Company is hedging firmly committed sales denominated in a foreign currency, changes in the fair value of the derivative instrument are recognized currently in income along with changes in the fair value of the firmly committed sales. The Company had no fair value hedges outstanding at December 31, 2003 or 2002. For foreign currency cash flow hedges in which the Company is hedging the variability of cash flows related to forecasted foreign currency denominated sales, changes in the fair value of the derivative instruments are reported in other comprehensive income. Gains and losses on derivatives that are reported in other comprehensive income are reclassified as earnings or losses in the periods in which the forecasted transactions occur.

Reclassifications

Certain reclassifications have been made to prior year amounts and balances to conform with the 2003 presentation.

Note 2: Short-term Investments

Unrealized losses on short-term investments classified as available-for-sale were $14,000, net of taxes of $8,000, at December 31, 2003, and were $11,000, net of taxes of $7,000, at December 31, 2002. The Company's only short-term available-for-sale investment is a state and municipal bond fund. The estimated fair value of this short-term available-for-sale investment was $228,000 and $233,000 at December 31, 2003 and 2002, respectively.

Note 3: Inventories

Inventories consist of the following:

December 31,	2003	2002
(Dollars in thousands)		
Raw material	$ 2,807	$ 4,566
Tooling	5,540	4,926
Work-in-process	11,541	7,935
Finished goods	28,624	39,031
Total	$ 48,512	$ 56,458

If the FIFO method of inventory valuation had been used for all inventories held by the Company, inventories at December 31, 2003 and 2002 would have been $10,072,000 and $10,100,000 higher, respectively.

Long-term tooling inventory, totaling $1,285,000 at December 31, 2003 and $2,500,000 at December 31, 2002, is included in Other Assets.

Note 4: Goodwill and Intangible Assets

In connection with the Company's adoption of SFAS No. 142 on January 1, 2002, the Company reviewed the classification of its goodwill and other intangible assets and discontinued amortization of goodwill. The Company also tested goodwill for impairment on January 1, 2002 by comparing the fair values of the Company's reporting units to their carrying values and determined that there was no goodwill impairment at that time. The Company conducted the required annual impairment review as of October 1, 2003 and 2002 and also determined that there was no goodwill impairment as of those dates.

The changes in the carrying value of goodwill for 2002 and 2003 by reporting unit are as follows:

	Fasteners	Distribution	Motors	Consolidated
(Dollars in thousands)				
Balance as of December 31, 2001	$ 17,172	$ 8,647	$ 41	$ 25,860
Impact of foreign currency exchange rate fluctuations	1,187	—	—	1,187
Balance as of December 31, 2002	18,359	8,647	41	27,047
Goodwill from acquisitions	834	—	10,687	11,521
Impact of foreign currency exchange rate fluctuations	1,512	—	1,764	3,276
Balance as of December 31, 2003	$ 20,705	$ 8,647	$ 12,492	$ 41,844

A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of related income tax effect, is as follows:

	2003	2002	2001
(Dollars in thousands except per share amounts)			
Reported net income	$ 4,883	$ 3,987	$ 9,280
Add: Goodwill amortization	—	—	1,403
Tax impact	—	—	(407)
Adjusted net income	$ 4,883	$ 3,987	$ 10,276
Adjusted earnings per share – basic	$ .28	$ .23	$ .60
Adjusted earnings per share – diluted	$ .28	$ .23	$ .58

Note 5: Acquisitions

On February 5, 2003, the Company acquired all of the issued and outstanding capital stock of Maelux SA and its sole operating company, M.A.E. S.p.A. of Offanengo, Italy for $10,665,000 including acquisition-related expenses. The acquisition was accounted for using the purchase method. Of the total amount paid, $2,000,000 has been placed in escrow pending the final determination of the purchase price. The results of the operations of these companies have been included in the accompanying consolidated statements of income since the acquisition date. The purchase price was allocated to: accounts receivable – $4,100,000, inventory – $3,214,000, property – $7,889,000, other current assets – $295,000, goodwill – $10,687,000, accounts payable – $2,809,000, short-term debt – $5,029,000, other current liabilities – $1,777,000, mortgage payable – $3,713,000, and deferred tax liability – $2,192,000. Additional compensation to the seller may be required based on the future operating results of these companies through 2006. Such amount, if any, will be recorded as additional purchase price if and when it becomes payable in the future.

On February 5, 2001, the Company acquired all of the issued and outstanding capital stock of Precision Steel Holdings Limited (now called PennEngineering Fastening Technologies (Europe) Limited) and its subsidiary, Precision Steel Components Limited (now called PEM Fastening Systems/Europe Holdings Limited) for $16,707,000 including acquisition-related expenses. The acquisition was accounted for using the purchase method. The results of the operations of these companies have been included in the accompanying consolidated statements of income since the acquisition date. The purchase price was allocated to: accounts receivable – $812,000, inventory – $370,000, property – $9,039,000, other current assets – $110,000, goodwill – $7,105,000, and other current liabilities – $729,000.

Note 6: Bank Debt

As of December 31, 2003, the Company has four unsecured line-of-credit facilities available. All lines-of-credit bear interest at interest rate options provided in the facilities and are reviewed annually by the banks for renewal. The first facility is a working capital facility that permits maximum borrowings of $7,000,000 due on demand. At December 31, 2003, there was no outstanding amount on this facility. The second facility is a general facility that allows for borrowings up to $12,000,000. As of December 31, 2003, there was no outstanding amount on this facility. The third facility allows for borrowings of up to $15,000,000. Two short-term loans are currently outstanding on this facility. The first is a $5,300,000 term loan at a rate of 1.93% and the second is a $1,885,000 loan at a rate of 2.8881%. The fourth facility provides for borrowings up to $15,000,000. A short-term loan in the amount of $536,000 at a rate of 4.7839% is outstanding under this facility as of December 31, 2003.

In addition to the above facilities, the Company has a committed line-of-credit that permits borrowings of up to $8,000,000 and a lease line facility of $1,000,000. At December 31, 2003, there was no amount outstanding on either one of these facilities.

These line-of-credit facilities require the Company to comply with certain financial covenants. At December 31, 2003, the Company was in compliance with all financial covenants.

In addition to the above domestic line-of credit facilities, the Company's new subsidiary, M.A.E. S.p.A. (MAE) (Note 5) has two short-term credit facilities in place and there was a total of $744,000 outstanding on these facilities as of December 31, 2003. MAE also has an outstanding mortgage on its building, where $577,000 is classified as short-term debt and $3,173,000 is classified as long-term debt as of December 31, 2003.

Note 7: Pension and Profit Sharing Plans

The Company has a defined benefit pension plan covering all eligible employees in the United States. Effective January 1, 2002, the plan was converted to a cash balance plan for all eligible employees. Participants were credited with an initial account balance equal to the present value of their accrued benefit as determined under the plan in effect on December 31, 2001. At the end of each Plan Year, participants receive pay credits equal to a percentage of annual compensation, and participant accounts are also credited with annual interest based on a one-year constant maturity Treasury bill plus 1%, equal to 2.39% and 2.56% in 2003 and 2002, respectively. The percentage of annual compensation credited to participant accounts is based on the participants' age and length of service with the Company. Participants whose age and years of benefit service as of December 31, 2001 totaled 45 or more will have their pension benefit calculated under both the old and new formula and will automatically receive the higher of the two. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974. The following table sets forth the financial status of the plan:

Obligations and Funded Status

December 31,	2003	2002
(Dollars in thousands)		
Change in benefit obligation:		
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 41,500	$ 40,188
Service cost	2,004	2,261
Interest cost	2,628	2,638
Actuarial loss (gain)	2,133	(209)
Benefits paid	(3,555)	(2,279)
Plan amendments	163	(1,099)
Benefit obligation at end of year	$ 44,873	$ 41,500
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 28,739	$ 29,552
Actual return on assets	3,997	(3,071)
Employer contributions	5,300	4,537
Benefits paid	(3,555)	(2,279)
Other	32	—
Fair value of plan assets at end of year	$ 34,513	$ 28,739
Funded status	$ (10,360)	$ (12,761)
Unrecognized actuarial loss	9,988	10,046
Unamortized prior service cost	(820)	(1,063)
Accrued pension cost	$ (1,192)	$ (3,778)

Components of Net Periodic Pension Cost

Net pension costs included the following components:

December 31,	2003	2002	2001
(Dollars in thousands)			
Service cost	$ 2,004	$ 2,261	$ 2,748
Interest cost	2,628	2,638	2,680
Expected return on plan assets	(2,022)	(2,385)	(2,379)
Net amortization and deferral	104	(92)	(80)
Net periodic pension cost	$ 2,714	$ 2,422	$ 2,969

Assumptions

The weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

	2003	2002
Discount rate	6.25%	7.00%
Rate of compensation increase	5.25	5.25

The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 were as follows:

	2003	2002
Discount rate	7.00%	7.25%
Expected return on plan assets	7.00	8.00
Rate of compensation increase	5.25	5.25

Plan Assets

The Company's defined benefit pension plan's assets are managed in accordance with investment guidelines approved by the Board of Directors. Investments are restricted to domestic and international equity investments, fixed income securities of the U.S. Government, its agencies, investment grade corporate issues, cash and equivalents such as commercial paper, repurchase agreements, Treasury Bills, certificates of deposit, and money market funds. Alternate investments, such as hedge funds and real estate investment trusts, may be used as part of the allocation only with the consent of the Company's investment committee and may not exceed a stated percentage of plan funds. Equity securities must be in liquid securities listed on national exchanges. Investment managers' returns are expected to exceed selected market indices by prescribed margins. The target allocation percentage for equity securities and equity-based alternate investments is between 50% and 75% of the fund's market value and the target allocation percentage for fixed income securities and fixed income alternative investments is between 25% and 50% of the fund's market value. The Company's pension plan weighted-average asset allocations at December 31, 2003 and 2002, by category are as follows:

	2003	2002
Equity securities	45%	42%
Debt securities	35	36
Alternate (mainly equity-based funds)	20	22
Total	100%	100%

The plan's assumed future returns are based principally on the asset allocation and on the historic returns for the plan's asset classes determined from both actual returns and, over longer time periods, market returns for those asset classes.

The Company expects to contribute $5,100,000 to its pension plan in 2004.

The Company has a profit sharing plan covering all eligible employees in the United States. Contributions and costs are determined as the lesser of 25% of income before income taxes and profit sharing cost or 10% of each covered employee's salary, and totaled $2,141,000 in 2003, $1,463,000 in 2002, and $4,114,000 in 2001. The Company also provides retirement benefits to all eligible participants at its foreign operations.

Note 8: Stock Options and Stock Purchase Plan

The Company currently has three fixed stock option plans: the 1996 Equity Incentive Plan, the 1998 Stock Option Plan for Non-Employee Directors, and the 1999 Employee Stock Option Plan. The 1996 Equity Incentive Plan and the 1999 Employee Stock Option Plan provide for the granting of options to eligible employees of the Company. The 1998 Stock Option Plan for Non-Employee Directors provides for the granting of options to eligible directors. All Plans provide for the granting of options that do not qualify as incentive stock options under the Code (Non-Qualified Stock Options). The Company is authorized under the Plans to grant options for shares of the Company's non-voting Common Stock not to exceed in the aggregate: 1,000,000 shares for the 1996 Equity Incentive Plan, 200,000 shares for the 1998 Stock Option Plan for Non-Employee Directors, and 2,000,000 shares for the 1999 Employee Stock Option Plan. The Plans provide for the granting of options with exercise prices equal to the closing market price of the Company's non-voting Common Stock on the date of the grant with a maximum term of ten years. All options granted under these Plans vest in four equal installments commencing on the first, second, third, and fourth anniversaries of the grant date of the option.

A summary of the Company's option activity, and related information for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 is as follows:

	Options	Weighted-Average Exercise price
Outstanding – December 31, 2000	1,615,640	$ 13.62
Granted	462,100	16.58
Exercised	99,886	11.56
Canceled	45,268	15.33
Outstanding – December 31, 2001	1,932,586	14.33
Granted	435,760	11.70
Exercised	66,620	12.07
Canceled	113,985	16.17
Outstanding – December 31, 2002	2,187,741	13.76
Granted	421,920	17.30
Exercised	131,571	11.11
Canceled	148,226	14.52
Outstanding – December 31, 2003	2,329,864	14.50
Exercisable at December 31, 2003	1,345,619	13.74
Weighted-average fair value of options granted during 2003	$ 5.75	
Weighted-average remaining life of options outstanding at December 31, 2003	7.27 years	

A summary of the status of the Company's stock options at December 31, 2003 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$8.00-$12.00	736,309	6.80	$ 11.08	441,664	$ 10.67
$12.01-$16.00	424,695	5.12	$ 12.74	424,695	$ 12.74
$16.01-$20.00	1,168,860	8.35	$ 17.30	479,260	$ 17.45

The Company also has one stock purchase plan, the 1996 Employee Stock Purchase Plan (the "Purchase Plan") that provides for the purchase of the Company's non-voting Common Stock by eligible employees of the Company. The Purchase Plan commenced on October 1, 1996 and has a term of ten years with twenty semi-annual subscription periods. During its term, the Purchase Plan permits employees to purchase the Company's non-voting Common Stock on a regular basis through payroll deductions, not exceeding 10% of base wages, at a 10% discount from the lower of the market price on the last trading day before the first day of the subsequent subscription period or on the last trading day of such subscription period. The maximum number of shares to be issued under the Purchase Plan is 300,000 shares of the Company's non-voting Common Stock. Shares under the Purchase Plan are subscribed during each subscription period and purchased on the last business day of such subscription period. The Company had a balance of $78,000 in employee withholdings at the beginning of the year and had employee withholdings of $75,000 for the current subscription period at December 31, 2003. The Plan has issued 260,498 shares to employees as of December 31, 2003.

Note 9: Financial Instruments and Risk Management

At times, the Company hedges forecasted British Pound and Euro denominated sales of its subsidiary based in the United Kingdom with foreign currency contracts (cash flow hedges). The hedge contracts generally mature during the year following the date the contracts are entered into. Changes in the fair value of the effective portion of the Company's cash flow hedges are recognized in Other Comprehensive Income. These amounts are reclassified from Other Comprehensive Income and recognized in earnings when either the forecasted transaction occurs or it becomes probable that the forecasted transaction will not occur. The fair market value of the foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts using quoted market rates.

At December 31, 2003, the Company had foreign exchange contracts outstanding with a notional amount of $12,720,000 hedging 2004 forecasted Euro denominated sales (cash flow hedges). The fair value of the contracts of $(2,288,000) is included in other accrued expenses in the accompanying December 31, 2003 consolidated balance sheet. At December 31, 2002, the Company had foreign exchange contracts outstanding with a notional amount of $17,171,000 and a fair value of $(680,000).

The Company also hedges against the variability of cash flows in the interest payments for its variable rate debt with interest rate swaps (cash flow hedges). At December 31, 2003, the Company had no interest rate swaps outstanding. At December 31, 2002, the Company had two interest rate swaps in place. Changes in the cash flows of the interest rate swaps are expected to exactly offset the changes in cash flows (i.e., changes in interest rate payments) attributable to fluctuations in the LIBOR interest rates on the total variable-rate debt. The first interest rate swap was for a notional amount of $8,000,000 where the Company received a variable (LIBOR) rate and paid a fixed 3.35% interest rate. The second interest rate swap was for a notional amount of $12,000,000 where the Company received a variable (LIBOR) rate and paid a fixed 3.1% interest rate. Both swaps matured throughout 2003, with settlement consistent with the maturities of the related debt. At December 31, 2002, the interest rate swaps were reflected at their fair value of $(214,000) and are included in other accrued expenses.

Net foreign currency transaction gains (losses) recorded in Other Income (Expense) totaled $564,000, $411,000, and ($145,000) for the years ended December 31, 2003, 2002, and 2001, respectively.

Note 10: Income Taxes

Income before income taxes consists of the following components:

December 31,	2003	2002	2001
(Dollars in thousands)			
Domestic	$ (1,349)	$ (305)	$ 12,793
Foreign	7,774	4,618	(450)
Income before income taxes	$ 6,425	$ 4,313	$ 12,343

The income tax provision consists of the following:

December 31,	2003	2002	2001
(Dollars in thousands)			
Current:			
Federal	$ (591)	$ (2,335)	$ 1,947
State	14	4	57
Foreign	2,040	1,065	64
Total current tax provision	$ 1,463	$ (1,266)	$ 2,068
Deferred:			
Federal	$ 251	$ 1,080	$ 842
State	(35)	197	153
Foreign	(137)	315	—
Total deferred tax provision	79	1,592	995
Total income tax provision	$ 1,542	$ 326	$ 3,063

The significant components of the Company's net deferred tax assets and liabilities are as follows :

December 31,	2003	2002
(Dollars in thousands)		
Deferred tax assets:		
Accrued pension	$ 467	$ 1,491
Allowance for doubtful accounts	251	284
Foreign tax credit carryforward	927	—
Other	1,882	1,394
Total deferred tax asset	$ 3,527	$ 3,169
Deferred tax liabilities:		
Property	$11,801	$ 8,569
Other	2,653	2,035
Total deferred tax liability	14,454	10,604
Net deferred tax liability	$10,927	$ 7,435

The foreign tax credit carryforward expires in 2008.

A reconciliation between the provision for income taxes, computed by applying the statutory federal income tax rate to income before taxes, and the actual provision for income taxes on such income, is as follows:

December 31,	2003	2002	2001
(Dollars in thousands)			
Federal income tax provision at statutory rate	$ 2,249	$ 1,510	$ 4,146
State income taxes, after deducting federal income tax benefit	(14)	131	137
Export sales tax benefits	(438)	(840)	(1,413)
Foreign tax rate differential and operating loss benefits (net)	(280)	(59)	(75)
Other	25	(416)	268
Provision for income taxes	$ 1,542	$ 326	$ 3,063

Note 11: Accumulated Other Comprehensive Income (Loss)

The components of other comprehensive income (loss) are as follows:

	Currency Translation Adjustments	Unrealized Losses on Available-for-Sale Securities	Unrealized Losses on Derivative Instruments Qualifying as Cash Flow Hedges	Total
(Dollars in thousands)				
Balance at December 31, 2001	$ (2,739)	$ (95)	$ 0	$ (2,834)
Currency translation adjustments	3,603			3,603
Realized loss on sale of available-for-sale security		137		137
Unrealized gain on available-for-sale securities		1		1
Unrealized loss on derivative instruments			(895)	(895)
Deferred taxes		(54)	269	215
Balance at December 31, 2002	864	(11)	(626)	227
Currency translation adjustments	6,774			6,774
Unrealized loss on available-for-sale securities		(4)		(4)
Unrealized loss on derivative instruments			(1,394)	(1,394)
Deferred taxes		1	418	419
Balance at December 31, 2003	$ 7,638	$ (14)	$ (1,602)	$ 6,022

Note 12: Commitments & Contingencies

The Company has operating leases covering certain automobiles, office space, and office equipment. The future minimum annual payments on these non-cancelable operating leases which were in effect at December 31, 2003, having initial or remaining terms of more than one year are $1,126,000 for 2004, $797,000 for 2005, $407,000 for 2006, $240,000 for 2007, and $31,000 for 2008.

Rental and operating lease expenses charged against earnings were $1,701,000, $1,716,000, and $1,938,000 in 2003, 2002, and 2001, respectively.

The Company is exposed to asserted and unasserted potential claims encountered in the normal course of business. Based on the advice of legal counsel, management believes that the final resolution of these matters will not materially affect the Company's consolidated financial position or results of operations.

Note 13: Financial Reporting For Business Segments of the Company

The Company has three reportable segments: fasteners, motors, and distribution. Segment income is net sales less segment costs and expenses excluding certain corporate expenses, interest expense, income taxes, and certain other income and expenses. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Sales of fasteners to one customer (an authorized distributor of the Company) totaled approximately $18,900,000 and $22,105,000 for the years ended December 31, 2003 and 2001, respectively (approximately 10% of consolidated net sales in 2003 and 12% in 2001). For the year ended December 31, 2002, there were no sales to any one customer that exceeded 10% of consolidated net sales.

The Company records intersegment sales and transfers at published distributor prices less an agreed-upon markdown. In 2001, the Company recorded intersegment sales and transfers at cost plus an agreed-upon intercompany profit. Segment data is as follows:

Year Ended December 31, 2003	Fasteners	Distribution	Motors	Consolidated
(Dollars in thousands)				
Revenues:				
Sales to external customers	$ 96,030	$ 51,871	$ 42,846	$ 190,747
Intersegment sales	27,899		451	28,350
Intersegment elimination	(27,899)		(451)	(28,350)
Net sales	$ 96,030	$ 51,871	$ 42,846	$ 190,747
Net income before taxes:				
Segment income	$ 11,517	$ 1,746	$ 2,151	$ 15,414
Unallocated corporate expenses				(8,338)
Interest expense				(782)
Other income				131
Consolidated income before income taxes				$ 6,425
Depreciation, amortization, and capital expenditures:				
Depreciation and amortization	8,187	1,159	1,241	$ 10,587
Capital expenditures	2,362	285	739	3,386
Segment assets:				
Identifiable assets	130,171	57,580	45,365	233,116
Corporate assets				3,008
Total assets				$ 236,124

Year Ended December 31, 2002	Fasteners	Distribution	Motors	Consolidated
(Dollars in thousands)				
Revenues:				
Sales to external customers	$ 77,581	$ 41,644	$ 31,576	$ 150,801
Intersegment sales	24,887			24,887
Intersegment elimination	(24,887)			(24,887)
Net sales	$ 77,581	$ 41,644	$ 31,576	$ 150,801
Net income before taxes:				
Segment income	$ 5,254	$ 1,769	$ 1,946	$ 8,969
Unallocated corporate expenses				(3,444)
Interest expense				(845)
Other expense				(367)
Consolidated income before income taxes				$ 4,313
Depreciation, amortization, and capital expenditures:				
Depreciation and amortization	9,104	1,123	704	$ 10,931
Capital expenditures	1,067	1,216	533	2,816
Segment assets:				
Identifiable assets	160,021	45,964	16,265	222,250
Corporate assets				2,729
Total assets				$ 224,979

Year Ended December 31, 2001	Fasteners	Distribution	Motors	Consolidated
(Dollars in thousands)				
Revenues:				
Sales to external customers	$ 113,238	$ 40,902	$ 34,038	$ 188,178
Intersegment sales	30,763			30,763
Intersegment elimination	(30,763)			(30,763)
Net sales	$ 113,238	$ 40,902	$ 34,038	$ 188,178
Net income before taxes:				
Segment income	$ 13,333	$ 1,591	$ 1,126	$ 16,050
Unallocated corporate expenses				(3,940)
Interest expense				(985)
Other income				1,218
Consolidated income before income taxes				$ 12,343
Depreciation, amortization, and capital expenditures:				
Depreciation and amortization	9,552	1,465	693	$ 11,710
Capital expenditures	6,485	5,581	1,017	13,083
Segment assets:				
Identifiable assets	157,798	52,670	16,311	226,779
Corporate assets				2,047
Total assets				$ 228,826

The Company has operations in the United States, Ireland, the United Kingdom, Italy, Mexico, Singapore, and China. Information about the primary operations of the Company in different geographic segments is as follows:

		United States Operations									
		North America	Europe	Asia-Pacific & Other	Total	Ireland	United Kingdom	Italy	Singapore	China	Total Consolidated
(Dollars in thousands)											
Sales	2003	$120,155	$2,737	$3,069	$125,961	$1,806	$34,741	$9,679	$16,276	$2,284	$190,747
	2002	106,788	2,521	2,256	111,565	1,879	26,433		10,924		150,801
	2001	138,772	3,204	2,418	144,394	2,223	33,884		7,677		188,178
Identifiable assets	2003	$131,294			$131,294	$33,275	$21,904	$29,622	$16,320	$3,709	$236,124
	2002	167,214			167,214	23,726	21,599		12,196	244	224,979
	2001	167,337			167,337	19,908	31,695		9,886		228,826

Report of Independent Auditors

To the Stockholders and Board of Directors
Penn Engineering & Manufacturing Corp.

We have audited the accompanying consolidated balance sheets of Penn Engineering & Manufacturing Corp. as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penn Engineering & Manufacturing Corp. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 4 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and its related amortization.

Ernst & Young LLP

Philadelphia, Pennsylvania
January 28, 2004

Corporate Information

Board of Directors

Kenneth A. Swanstrom
Chairman of the Board and
Chief Executive Officer

Martin Bidart
President and
Chief Operating Officer

Maurice D. Oaks (1) (3)
Former Vice President,
Worldwide Operations Planning,
Bristol-Myers Squibb

John J. Sickler (1)
Vice Chairman,
Teleflex Incorporated

Mark W. Simon
Senior Vice President,
Chief Financial Officer,
and Corporate Secretary

Professor Charles R. Smith (2) (3)
Department of
Mechanical Engineering
Lehigh University

Daryl L. Swanstrom (2) (3)
President, Spyraflo, Inc.

Andrew B. Williams (1) (2)
President,
Philadelphia International
Advisors, LP

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating Committee

Executive Officers

Kenneth A. Swanstrom
Chairman of the Board and
Chief Executive Officer

Martin Bidart
President and
Chief Operating Officer

Mark W. Simon
Senior Vice President,
Chief Financial Officer,
and Corporate Secretary

Richard F. Davies
Treasurer and Assistant Secretary

William E. Sarnese
Corporate Controller and
Assistant Secretary

Other Officers and Division Presidents

Ronald J. Bean
Vice President/General Manager,
PennEngineering
Motion Technologies

Alan M. Kay
President,
Arconix Group

Francis P. Wilson
President,
PennEngineering Fastening
Technologies

Corporate Information

Annual Meeting

The 2004 Annual Meeting
will be held at 2:00 P.M.,
Thursday, April 29, 2004 at:
PennEngineering
5190 Old Easton Road
Building 3
Danboro, PA 18916

Registrar, Transfer, and Dividend Disbursing Agent

Wachovia Bank, N.A.
Shareholder Services Group
1525 West W.T. Harris Boulevard
Charlotte, NC 28288

Auditors

Ernst & Young LLP
Philadelphia, PA

General Counsel

Duane Morris LLP
Philadelphia, PA

Stock Exchange Listing

New York Stock Exchange Trading Symbols:

PNN: Common Stock
(non-voting)
PNNA: Class A Common Stock
(voting)

Investor Relations

Investor Relations
Phone: 215.766.3660
Email: ir@penn-eng.com

A copy of the Annual Report as filed with the Securities and Exchange Commission on Form 10-K can be accessed on the Company's website or will be mailed upon written request to:
Richard F. Davies, Treasurer
PennEngineering
5190 Old Easton Road
Danboro, PA 18916

For additional information, please visit our website at:
www.penn-eng.com

PENN ENGINEERING & MANUFACTURING CORP.
P.O. Box 1000 Danboro, PA 18916
Phone: 215.766.8853 Fax: 215.766.7366
www.penn-eng.com



Fastener Manufacturing
Winston-Salem, NC | Kent, OH | Danboro, PA |
Pipersville, PA | Galway, Ireland

Motor Manufacturing
Harleysville, PA | Offanengo, Italy

Distribution
Oxnard, CA | San Jose, CA | Kirkland, WA |
Shanghai, China | Guadalajara, Mexico |
Singapore | Doncaster, UK

